UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2018

Commission File Number: 001-38027

CANADA GOOSE HOLDINGS INC.

(Translation of registrant’s name into English)

250 Bowie Ave

Toronto, Ontario, Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒                Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

EXHIBIT INDEX

The following exhibits to this report of a Foreign Private Issuer on Form 6-K is deemed filed for all purposes under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended.

Exhibit No.	Description

99.1	Underwriting Agreement, dated June 20, 2018, by and among Canada Goose Holdings Inc., Barclays Capital Inc., Credit Suisse Securities (USA) LLC and CIBC World Markets Inc. and the Selling Shareholders named in Schedule II thereto.

99.2	Opinion of Stikeman Elliott LLP

99.3	Information relating to Part II, “Other Expenses of Issuance and Distribution” of the Registration Statement.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Canada Goose Holdings Inc.

By:	/s/ Dani Reiss
Name: Dani Reiss
Title: President & Chief Executive Officer

Date: June 25, 2018